Exhibit 99.1

NewLead Holdings Ltd. Regains Compliance with NASDAQ Minimum Bid Price Requirement

PIRAEUS, GREECE, April 4, 2012 – NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), an international shipping company owning and operating tankers and dry bulk vessels, today announced that it has received written notification from the Nasdaq Listing Qualifications department that it has regained compliance with the minimum bid price requirement of $1.00 per share for continued listing set forth in Listing Rule 5450(a)(1) (“Rule”), as its common shares achieved a closing bid price of $1.00 or more for 10 consecutive business days.

On September 21, 2011, Nasdaq had notified NewLead that it was not in compliance with one of its standards for continued listing on the Nasdaq Global Select Market because the closing bid price of its common shares had fallen below $1.00 for 30 consecutive business days. The Company had been granted a grace period of 180 calendar days in which to regain compliance. On March 20, 2012, after the expiration of such grace period, NewLead received a written notification from NASDAQ indicating that the Company had not complied with the Rule and that the Company’s common shares would be subject to delisting from the NASDAQ Global Select Market.

As previously announced, NewLead had recently decided not to proceed with the 1-for-5 reverse split of its common shares.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 8 vessels, of which two are double-hull product tankers and 6 are dry bulk vessels including one vessel currently under construction that is scheduled to be delivered in the third quarter of 2012. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit its website at www.newleadholdings.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be “'forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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